EXCELLENCE

Adit Laixuthai, Ph.D.
First Senior Vice President

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

12g3-2(b) File No.82-4922

Ref No. CN. 089/2007

February 15, 2007

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
U.S.A.

07021107

SUPP

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

Adit Laixuthai
Feb 15, 05

PROCESSED
FEB 2 0 2007
THOMSON FINANCIAL

2/16

EXCELLENCE

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

Piengchai Pookakupt, Ph.D.
Executive Vice President

Ref. No. TS 003/2007

February 15, 2007

To President

The Stock Exchange of Thailand

Subject: The Sale of Common Shares in Manager Media Group Public Company Limited

KASIKORNBANK PCL ("KBank") would like to inform the Stock Exchange of Thailand ("SET") regarding the sale of common shares in Manager Media Group Public Company Limited. KBank and Phethai Asset Management Co., Ltd. ("Subsidiary"), KBank's subsidiary, sold the shares in amount of 26,627,126 shares, the details of the transaction as follows:

Transaction Date:	February 15, 2007	
Number of shares held before transaction:	KBank	26,574,339 shares or 20.54% of total paid-up capital.
	Subsidiary	52,787 shares or 0.04% of total paid-up capital.
	Total	26,627,126 shares or 20.58 % of total-paid up capital.
Number of shares held after transaction:	Total	0 share or 0.00% of total paid-up capital.
Objective of the transaction:	KBank sold the shares (which received from debt restructuring) in order to comply with the Bank of Thailand's regulation pertaining to purchasing or holding of shares of a limited company in an amount exceeding the rate prescribed by law and to comply with KBank policy of reducing investment in non-core businesses.	
Nature of Business:	Information & Media Business	
Pricing:	0.10 Baht per share, total value of 2,662,712.60 Baht.	
Buyers:	Miss Duangporn Wongchukrue	6,000,000 shares
	Miss Napalai Chongdarakul	6,000,000 shares
	Miss Kamonwan Limthongkul	6,000,000 shares
	Mr. Varis Limthongkul	6,000,000 shares
	Miss Malinee Chinsupakul	2,627,126 shares
Connected Transaction:	The transaction was not classified as connected transaction under the SET regulation.	

Please be informed accordingly.

Yours Sincerely,

P. Pookakupt

END